

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2018

Darren Marks
Chief Executive Officer
Grom Social Enterprises, Inc.
2060 NW Boca Raton Blvd., #6
Boca Raton, FL, 33431

      Re: Grom Social Enterprises, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2016
           Filed March 27, 2017
           Form 10-Q/A for Fiscal Quarters Ended September 30, 2017
           Filed February 20, 2018
           File No. 000-55585

Dear Mr. Marks:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                  Division of Corporation Finance
                                                  Office of Telecommunications